                                              File Nos. 70-7950/70-8555


CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES GLOBAL, INC. (NG)
(Formerly NEES GLOBAL TRANSMISSION, INC. (NGT))


     In accordance with the orders of the Securities and Exchange Commission dated September 4, 1992 and May 15, 1995, the following is a corrected report for the fourth quarter of 1998:

     1.Effective May 1, 1998, NGT changed its name to NEES Global, Inc. (NG). NG is a Massachusetts corporation which was formed in January 1992. NG was not capitalized until October 13, 1992, when one thousand shares of NG common stock were issued to New England Electric System (NEES).

On June 25, 1998, New England Water Heater Co., Inc. (NEWH), an energy-related company, became a wholly-owned subsidiary of NG in accordance with Rule 58 of the Act. The company's financial statements are consolidated with NG. In the third quarter of 1998, NEWH purchased at net book value all rental water heaters from its affiliates, Massachusetts Electric Company and The Narragansett Electric Company.

     NG is a party to an agreement with a company located in Pennsylvania to provide ongoing work as a subcontractor for electric meter retrofit services. The work took place in Massachusetts. No revenue was recognized in the fourth quarter of 1998.

     NG is a party to an agreement to provide construction related services at a job site in Minnesota. The project is complete and no additional revenue will be recognized.

NG entered into agreements with companies located in Alaska, Canada, District of Columbia, Maine, Massachusetts, Michigan, and Virginia to provide consulting services. A total of $208,000 in revenue was recognized in the fourth quarter of 1998.

In the fourth quarter of 1998, NG invested $62,000 to maintain a one percent interest in AllEnergy Marketing Co., LLC., an affiliated "energy-related company" within the meaning of Rule 58 of the Act.

     2.As of December 31, 1998, NEES had purchased 1,000 shares of NG common stock and had made subordinated loans and other paid-in capital contributions to NG totaling $27,326,000 and $4,353,000, respectively.

     3.As of December 31, 1998, NG employed no permanent personnel. However, during the three-month period ending December 31, 1998, 47 employees of associated companies of NEES billed portions of their time to NG.

     4.As of December 31, 1998, NG had not purchased or received from associated companies of NEES any intellectual property.

     5.During the three-month period ended December 31, 1998, NG received legal, financial, and other administrative services from New England Power Service Company, amounting to $206,000.

     6.Attached in Exhibits A through C are the consolidated financial statements of NG. These statements include a balance sheet, income statement, and statement of cash flows. All significant intercompany transactions have been eliminated.

     In May 1995, NG invested $1,000,000 in Separation Technologies, Inc.
(STI). This investment is in the form of 153,846 shares of 6% cumulative convertible preferred stock. NG also provides maintenance services for STI equipment on an as needed basis, for which no revenue was recognized in the fourth quarter of 1998.

     In July 1996, NG invested $475,000 in Monitoring Technologies, Inc. This investment is in the form of 271,429 shares of Series E convertible preferred stock. Due to a reduction in value, NG recorded a charge to expense of $475,000 in the fourth quarter of 1998 representing its investment in Monitoring Technologies, Inc.

     In July 1997, NG invested $1,000,000 in Underwater Unlimited Diving Services, Inc. (UUDSI) in the form of 200,000 shares of Convertible Nonvoting Preferred Stock. As of the fourth quarter of 1998, NG had made capital contributions totalling $250,000 in HydroServ Group, Inc. In September 1998, NG decided to terminate its 50 percent interest in HydroServ Group LLC (HG). As a result of its decision to terminate its interest in the HG joint venture, NG recorded a charge to expense of $1,009,000 in the third quarter of 1998 representing its investment in UUDSI and its net equity investment in HG.

     In August 1997, NG invested $1,400,000 in Nexus Energy Software, Inc. in the form of 1,000,000 shares of Series A Preferred Stock. An additional investment of $750,000 was made in October 1998 in the form of 300,000 shares of Series B Preferred Stock.
      SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-7950 and 70-8555) to be signed on its behalf by the undersigned officer thereunto duly authorized.


               NEES GLOBAL, INC.



                   s/ John G. Cochrane
               By: _________________________________
                   John G. Cochrane
                   Treasurer


Date:  October 5, 1999